U.S. LABORATORIES INC......

                   REVENUES

        1998    $11,879,948
        1999    $16,397,060
        2000    $35,188,391

  INCOME AFTER TAX

  1998      $  570,021
  1999      $  650,201
  2000      $1,705,417

                                RECORD RESULTS

  ---------------------------------------------------------------
  Year Ended December 31                   1999         2000
  ---------------------------------------------------------------
  Revenue                              $16,397,060   $35,188,391
  ---------------------------------------------------------------
  Pre Tax Income                       $ 1,149,201   $ 2,583,417
  ---------------------------------------------------------------
  Net Income                           $   650,201   $ 1,705,417
  ---------------------------------------------------------------
  Earnings per share (diluted)         $      0.21   $      0.53
  ---------------------------------------------------------------
  Weighted-average shares outstanding    3,062,810     3,208,565
  ---------------------------------------------------------------

 ... A CONTINUING HISTORY OF SUCCESS

                                 Quality Works

TO OUR SHAREHOLDERS, EMPLOYEES AND CLIENTS:

     The millennium year 2000 was a wonderful year for U.S. Laboratories Inc. The foundation, put in place in 1999 with the Company's new public ownership, supported record strategic growth and profitability for the year. Our decentralized management model, which relies heavily upon individual initiative and entrepreneurial spirit, came through with incredible operating results. These milestone results are a testament to the efforts of our employees. Clearly behind every accomplishment and success is a dedicated U.S. Laboratories employee.

     While preparing this report I was reminded of a story about a person who at one point was considered a failure in everything he tried in life: academics, athletics, social life, business, and any other measurable activity. However, he did like to draw and felt he had enough talent to become a cartoonist. Unfortunately Walt Disney and all the other established publishers he approached for employment disagreed and had no interest in hiring him. Totally demoralized, this young man continued to draw, but this time he began drawing cartoons depicting all of his own failures. The character was a boy named Charlie Brown along with Lucy, Linus, Pigpen and others, and Charles Schultz's life turned around. When he died recently, Schultz left behind a legacy of cartoon folklore rivaled by no one else. In retrospect Charles Schultz wasn't a failure. Early in his career he may have seemed to be a failure to others and himself. Actually, he was a winner who had not found the proper venue in which to thrive.

     U.S. Laboratories has over 500 employees who are winners. It's the job of our managing principals to maintain the proper venue for our employees to continue to succeed and excel in their own areas of expertise. As I wrote in last year's report, we are a people business, and we rely on our people. Our key executives and managers are committed to motivating our employees to provide quality service with initiative and integrity. If the proper venue is maintained, we will continue to succeed because we have created opportunities for our employees to provide increased value for our clients and shareholders.

     Based upon our 2000 results, this practice and spirit is alive and well at U.S. Laboratories. During the year we successfully completed six acquisitions, all of which have been integrated into the U.S. Laboratories family. Total revenues between 1999 and 2000 doubled, with approximately half of this growth coming from these acquisitions. More importantly, however, after-tax profits also doubled, which demonstrated the ability of our decentralized model to add new companies in an accretive manner and continue uninterrupted growth in revenues and profit.

     Other major accomplishments during 2000:

     .  Beginning year backlog double that of prior year.
     . Continued healthy balance of business between public and private sector. . Diversified services to every major industry sector.
     . Establishment of a national marketing effort with special focus on infrastructure and energy related opportunities.
     .  Expanded information systems to support future growth.

     Company-wide we have more going on than ever before. Expectations at U.S. Laboratories are high for 2001. We are creating wonderful opportunities not only for employees, but for our shareholders as well. Once again I feel honored to represent U.S. Laboratories in submitting this report to our shareholders.

Sincerely,


Dickerson Wright
Chairman of the Board, President and Chief Executive Officer

                                    Business

     U.S. Laboratories Inc. is a Delaware corporation formed in October 1993 to offer quality construction control services from conception to completion of a building project in order to verify that the project conforms to construction specifications. We analyze the soil that will be built upon to determine whether it can hold the proposed structure. We also analyze the structural strength of the concrete, masonry, and steel materials to be used during construction. We use universally recognized testing procedures and laboratory equipment to perform the analyses, and all construction in the field is verified by our licensed inspectors, who are our employees. Our projects involve a broad range of construction, including high-rises, low-rises, shopping centers, residential structures, schools, hospitals, bridges, tunnels, highways, stadiums, airports, military facilities, and many other types of public and private improvements. We work for governmental agencies, real estate developers, general contractors, school districts, and other types of landowners.

     Our strategic goal is to be a leading provider of construction materials testing and engineering services, geotechnical engineering and consulting services and infrastructure engineering services through the consolidation of independent companies and internal growth. We feel that achieving a healthy balance between growth by acquisition and internal growth is critically important to our continued success. We plan to achieve our business objectives through the following channels:

     .  continued strategic acquisitions;
     .  the establishment of an energy division;
     .  our emphasis on procuring premium national accounts;
     .  expansion of infrastructure engineering services;
     . the balance of public sector and private industry clients; . expansion of our environmental services; and . expansion into additional domestic markets

     Acquisitions have been and will continue to be a key element of our growth strategy. We believe that the industry for engineering services is fragmented and that opportunities exist to acquire local engineering services companies.
We estimate that there are 3,500 companies in the United States whose businesses are competitive to ours. We believe our expertise in identifying, completing and integrating acquisitions provides us with a competitive advantage in entering new geographical markets. We plan to apply our expertise in assimilating acquired companies' personnel and branch operations into our existing infrastructure and expanding acquired companies' service and product offerings to existing clients. We further believe that our existing infrastructure provides a platform for `tuck in acquisitions' of regional and local companies. A `tuck in acquisition' is one in which we integrate the acquisition with our existing regional management. We can give no assurance, however, that we will be able to continue to locate attractive companies or that if located, we will be able to acquire them on terms satisfactory to us.

     In analyzing new acquisition opportunities, we normally pursue acquisitions that either provide the critical mass to function as a profitable, stand-alone operation, or are geographically situated such that they can be integrated into our existing locations. If we acquire a stand-alone operation, it must possess an experienced management team thoroughly committed to going forward with us. We also must identify how to improve the profitability of a new acquisition as part of our operations through the integration of the new personnel into our management systems and through expanding the service and product offerings to existing clients. We believe we can improve the operations of our acquisitions by providing superior marketing and sales support, customer service, cash management, financial controls, and human resources support. In addition, we have found that our ability to cross-market our other services to existing clients of newly acquired companies has been successful in increasing the newly acquired companies' operations.

     Prior to 1999, we completed a total of five acquisitions; during 1999 we completed an additional three acquisitions, and in the year 2000 we completed another six acquisitions. Even with our high number of acquisitions, we were successful in maintaining a healthy balance between growth by acquisition and internal growth. In fact, revenue growth between 1999 and 2000 represented growth of 115%, of which 54% came from internal growth and 61% from acquisitions.

     In 2000, we spent a total of approximately $4,580,000 on six acquisitions. In January 2000, we entered into a stock purchase agreement to purchase all the outstanding shares of BTC Laboratories, Inc. for a purchase price of $1,200,000.

     Also, in January 2000, we purchased substantially all of the assets of Stewart Environmental, Inc. for a purchase price of $60,000. In September 2000, we and the previous owner of Stewart Environmental, Inc. entered into a repurchase agreement for the same amount.

     In our final acquisition in January 2000, San Diego Testing Engineers, Inc., one of our subsidiaries, purchased substantially all the assets of SAGE Engineering, Inc. for a total purchase price of approximately $110,000, which included 15,000 shares of common stock.

     In February 2000, we purchased substantially all the assets of Intertek Technical Services, Inc., which now operates under the name Unitek Technical Services, Inc., for a total purchase price of $1,650,000.

     In June 2000, we acquired substantially all the assets of Moore Consulting for a purchase price of $20,000, which we paid in cash on June 23, 2000.

     In November 2000, we entered into a stock purchase agreement to purchase all the outstanding shares of Earth Consultants Inc. for a purchase price of $1,600,000, which included 100,000 shares of our common stock.

     In March 2001, we acquired certain assets of AMEC Earth & Environmental Inc. for a purchase price of $175,000. This has been our only acquisition to date during 2001.

     With the establishment of an energy division we are coordinating and expanding our services to the utility industry, especially along the West Coast. Our 50-year management experience of supporting California utilities and energy producers uniquely qualifies us to serve the utility industry and help it meet current energy demands. Typical services provided include inspections and testing for new facility construction, retrofits, and power transmission projects. In California, we recently agreed to contracts with Pacific Gas & Electric for two new peaking plants and the University of California for a central plant cogeneration facility. Other long-time energy clients include Sempra Energy and Southern California Edison.

     Currently, we operate eight subsidiaries in six different geographical areas, and we plan to operate in as many as ten different geographical areas in the next several years. We believe that through expansion we will be able to increase revenues while incurring minimal costs. We believe that one key executive can efficiently manage an operation with approximately $10 million in annual sales. Additionally, as each operating division grows, it will continue to reduce overhead as a percentage of sales. Further, because we provide ancillary administrative support necessary to run each division, our division-level executives are encouraged to manage these operations in a decentralized fashion, allowing them to react to regional business practices and traditions. During 2000, we targeted the West Coast and the Mid-Atlantic regions for immediate expansion and were successful in expanding in these areas. For 2001, we continue to be focused on the two coasts, but also plan to explore opportunities within the nation's midsection.

Current Listing of Subsidiaries and Locations:

 .  BTC                                                 . ECI
   BTC Laboratories, Inc.                                Earth Consultants, Inc.
   Ventura, California                                   Bellevue, Washington (Seattle Metro Area)

 .  PEICO                                               . TELA
   Professional Engineering and Inspection Company       Testing Engineers-Los Angeles, Inc.
   Fort Meyers, Florida                                  Irvine, California
   Jupiter, Florida
   Orlando, Florida
   Plantation, Florida

 .  TENV                                                . TESD
   Testing Engineers-Nevada, Inc.                        Testing Engineers-San Diego, Inc.
   Las Vegas, Nevada                                     San Diego, California

 .  UNITEK                                              . USEL
   Unitek Technical Services, Inc.                       U.S. Engineering Laboratories, Inc.
   Kingwood, Texas (Houston metro area)                  Rahway, New Jersey
   Centreville, Virginia (Washington D.C. metro area)    Atlantic City, New Jersey
                                                         West Berlin, New Jersey

            Market for Common Equity and Related Stockholder Matters

     Our common stock has been quoted on the Nasdaq SmallCap Market under the symbol "USLB" and our warrants have been quoted on the Nasdaq SmallCap Market under the symbol USLBW since the completion of its initial public offering in February 1999. We have an application pending with the Nasdaq Stock Market to list our shares on the Nasdaq National Market. High and low bid prices, as reported on Nasdaq, for the first quarter of 2001 and for each quarter within the last two fiscal years were as follows:

2001                    High            Low
----                    ----            ---
1/st/ Quarter           $9.250          $3.688

2000                    High            Low           1999                             High          Low
----                    ----            ---           ----                             ----          ---
1/st/ Quarter           $4.250          $3.188     From February 23, 1999 to           $5.875        $3.125
                                                   March 31, 1999
2/nd/ Quarter           $4.250          $3.375     2/nd/ Quarter                       $4.094        $2.875
3/rd/ Quarter           $4.688          $3.438     3/rd/ Quarter                       $3.656        $2.063
4/th/ Quarter           $4.250          $3.313     4/th/ Quarter                       $3.750        $2.250

     These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions. These quotations do not include intra-day highs and lows. On March 31, 2001, there were approximately 149 owners of record and approximately 580 beneficial owners of our common stock.

     No cash dividends have been declared to date on our common stock. We expect to retain all earnings, if any, to finance our growth and to pay no cash dividends for the foreseeable future.

     Additionally, in our initial public offering we sold 1,000,000 units, each consisting of one share of common stock and one redeemable warrant to purchase one share of common stock at an exercise price of $7.80. Each warrant entitles a holder to purchase at any time over a five-year period from February 23, 1999, one share of common stock at a price of $7.80, subject to adjustment in accordance with certain anti-dilution provisions. The warrants are traded separately on the Nasdaq SmallCap Market under the symbol "USLBW".

     On January 15, 2000, we entered into an agreement to acquire Sage Engineering. As part of the consideration for this acquisition, we issued 15,000 shares of our common stock from treasury to the sole shareholder of Sage Engineering in February 2000. We issued these shares pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933.

     On November 30, 2000 we entered into an agreement to acquire Earth Consultants Inc. As part of the consideration for this acquisition, we issued 100,000 shares of our common stock to the shareholders of Earth Consultants in December 2000. We issued these shares pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933.

   Changes in and Disagreements with Accountants on Accounting and Financial
                                   Disclosure

     On April 21, 2000, our board of directors replaced Singer Lewak Greenbaum & Goldstein LLP as our principal accountants. Singer's reports on our financial statements for each of the preceding two fiscal years ended December 31, 1998 and 1999, were unqualified. During those fiscal years, in the period between January 1, 2000 and April 21, 2000, and since that time, there were no disagreements between us and Singer on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedures, which disagreements, if not resolved to the satisfaction of Singer, would have caused it to make reference to the subject matter of the disagreements in its reports. On April 21, 2000, we retained Ernst & Young LLP as our principal accountants.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

     The following table sets forth, for the periods indicated, information derived from our consolidated statement of operations, expressed as a percentage of revenue. We cannot assure you that the trends in revenue growth or operating results shown below will continue in the future.

                                                                                    Years Ended December 31,
                                                                        ---------------------------------------------
                                                                         1998                1999                2000
                                                                        -----               -----               -----
Revenue.....................................................            100.0%              100.0%              100.0%
Cost of goods sold..........................................             55.9                50.3                57.2
                                                                        -----               -----               -----
Gross profit................................................             44.1                49.7                42.8
Selling, general and administrative expenses................             34.5                43.0                34.5
                                                                        -----               -----               -----
Income from operations......................................              9.6                 6.7                 8.3
Interest expense............................................              1.5                 0.5                 0.8
Interest income.............................................              ---                 0.6                 ---
Other, net..................................................              0.4                 0.2                (0.2)
                                                                        -----               -----               -----
Income before provision for income taxes....................              8.5                 7.0                 7.3
Provision for income taxes..................................              3.7                 3.0                 2.5
                                                                        -----               -----               -----
Net income..................................................              4.8%                4.0%                4.8%
                                                                        =====               =====               =====

Twelve Months Ended December 31, 2000 and 1999 and the Three Months Ended December 31, 2000 and 1999.

     Revenue. Revenue for the twelve months ended December 31, 2000 was $35,188,391, an increase of 115% over the same period in 1999. The increase was due to growth from internal operations of $8,781,821 and from acquisitions of $10,009,510. We experienced an internal growth rate of approximately 54%, with the remaining 61% attributed to the expansion of operations through the acquisition of several engineering consulting services companies in the first, second and fourth quarters of 2000. For the three months ended December 31, 2000, we experienced revenues of $9,729,046, which represents an increase of 88% over the comparable three month period ended December 31, 1999. We increased our revenues through internal growth, the results of earlier acquisitions and an influx of major contracts, primarily in our New Jersey and California operations.

     Gross Profit. Gross profit for the twelve months ended December 31, 2000 was $15,053,802, an increase of 85% over the same period in 1999. This increase in gross profit was due primarily to the increase in revenues described above. For the three months ended December 31, 2000, we experienced gross profit of $4,184,393, which represents an increase of $1,561,497, or 60%, over the comparable three month period ended December 31, 1999. This increase was due primarily to the added businesses from past acquisitions. In particular, Unitek Technical Services, Inc., which we acquired in February 2000, is a high volume, low gross margin business as compared to our core inspection/testing business, and is a contributing factor for the gross margins declining to 43% for the fourth quarter 2000 end. This represents a decrease of eight percentage points in gross margins from 51% in the comparable three-month period ended December 31, 1999.

     Income Before Provision for Income Taxes. Income before provision for income taxes for the twelve months ended December 31, 2000 was $2,583,417, an increase of 125% over the same period in 1999. The profit increased due to the completion of six acquisitions in the first, second and fourth quarters of 2000, while selling, general and administrative expenses decreased as a percentage of revenues. For the three months ended December 31, 2000, we experienced income before provision for taxes of $398,143, a decrease of $108,323, or 21%, over the comparable three month period ended December 31, 1999.

     For the three months ended December 31, 2000 our selling, general and administrative expenses increased by $1,562,382 over the comparable three-month period ended December 31, 1999. This increase was primarily due to increased travel costs for the mergers and acquisitions department and additional management personnel required to manage the acquisitions made in the year 2000.

     On a percentage basis, the selling, general and administrative expenses decreased as a percentage of revenue to 38% in the three-month period ended December 31, 2000, from 42% in the comparable three-month period ended December 31, 1999.

     Interest Expense. Interest expense was $270,042 for the twelve months ended December 31, 2000, an increase of 198% over the same period in 1999. This increase was due primarily to funding the cost of our acquisitions in 2000. In previous years, we had used approximately $1,500,000 of the net proceeds from our initial public offering to fund acquisitions. For the three months ended December 31, 2000 our interest expense increased by $50,953 over the comparable period in the three months ended December 31, 1999 for the same reasons mentioned above.

     Net Income. Net income for the twelve months ended December 31, 2000 was $1,705,417, an increase of 162% over the same period in 1999. The increase in net income was primarily due to the inclusion of the results of operations for the six acquisitions made in 2000 and the decrease as a percentage of revenue in selling, general and administrative expenses. For the three months ended December 31, 2000, we experienced an increase in net income of $203,379, or 77%, over the comparable three month period ended December 31, 1999. The combined effective tax rate for the twelve-month period ended December 31, 2000 was 34%, whereas the combined effective tax rate for twelve-month period ended December 31, 1999 was 43%.

     We recorded an amount in the fourth quarter 2000 for research and development credits that were available to us and were claimed on our federal and state tax returns amended for the periods of 1996 - 1999. Additionally, we estimated an amount for research and development credits available to us for the year 2000. These amounts reduced the provision for income taxes in the year 2000 by $246,437. The amount of the adjustments could not be reasonably estimated prior to the current interim period but became reasonably estimable in the fourth quarter 2000.

     As mentioned above, the selling, general and administrative expenses decreased to 38% as a percentage of revenue in the three months ended December 31, 2000 from 42% in the comparable three month period ended December 31, 1999, due primarily to the decentralized management approach of our operations, which was also a contributing factor to the increase in net income.

Liquidity and Capital Resources

     During the twelve months ended December 31, 2000 our net cash provided by operating activities was $1,072,711, an increase of $1,140,730 over the same period in 1999, primarily due to our profitability and the completion of several large projects.

     In the third quarter 1999, we entered into a $4,000,000 revolving working capital line of credit facility as part of our ongoing efforts to ensure appropriate levels of liquidity. On December 31, 2000, borrowings on this working capital line of credit balance was $2,662,218, and is included as a current liability. In January 2001, this facility was refinanced as a $6,000,000 revolving working capital line of credit facility. The new facility expires May 31, 2002 and had outstanding borrowings of $2,992,231 as of April 19, 2001.

     In the third quarter 1999, we also entered into a $200,000 capital purchases line of credit facility. We used this line of credit for equipment purchases and at the end of August 2000 this facility was converted to a five-year term loan. On December 31, 2000, the balance was $186,442, with $146,482 treated as long-term debt and $39,960 treated as short-term debt.

     In the third quarter 1999, we entered into a $350,000 term loan facility to refinance existing equipment debt. On December 31, 2000, and December 31, 1999 this term loan facility was unused. We do not intend to use this facility in the future. In addition, in the second quarter 2000, we entered into a $500,000 commercial lease line of credit. This line of credit is used for vehicle financing and on December 31, 2000, this commercial line of credit was unused and available for future use.

     All of these credit facilities are secured by our assets and our subsidiaries and bear interest at the variable prime rate.

     In addition, during the second quarter of 2001 we entered into a $525,000 revolving equipment financing facility with an asset-based lender. The funding commitment expires on December 31, 2001. Payments advanced for new machinery and equipment are due in five years, while amounts advanced for vehicles and computer hardware and software are due in three years. The interest rate is fixed in advance at 300 basis points over the rate of interest on 3-year treasury bills. The loan is secured by the assets purchased with the proceeds of each advance.

     We believe that our available cash and cash equivalents as well as cash generated from operations will be sufficient to meet our cash requirements for at least the next twelve months. We nevertheless are currently negotiating with a number of lenders to secure credit facilities that can be used to finance additional acquisitions. We intend to actively continue our search for acquisitions in order to expand our geographical representation and enhance our technical capabilities.

Inflation

     Currently, inflation does not significantly affect our operations, and we do not expect inflation to affect our operations materially in the foreseeable future. This lack of sensitivity to inflation is due in large part to our success in attracting much of our business from the public sector. Our public sector clients provide us a continued revenue source during times of economic slowing because public sector projects are not as sensitive to downturns in the economy as private industry projects.

Seasonal Factors

     Due primarily to inclement weather conditions and a higher number of holidays, our operating results during January, February, and December are generally lower than our operating results during other months. Because all field and most lab personnel are paid on an hourly basis, we are able to reduce expenses for direct labor as the workload decreases. Historically, there has been enough work during slower months to retain the hourly work force at reduced levels until volume increases.

Competition

     The services that we provide are subject to intense competition. In addition to the thousands of small consulting and testing firms operating in the United States, we compete with several national engineering and consulting firms including Law Companies Group, Inc., Harding Lawson Associates Group, Inc., Dames & Moore, Inc. and Professional Service Industries, Inc. Certain of our present and future competitors may have greater financial, technical, and personnel resources than we do. We cannot predict the extent of competition that we will encounter in the near future as construction materials testing and engineering, infrastructure, geotechnical and environmental services industries continue to mature and consolidate. Historically, competition has been based primarily on the quality, timeliness and costs of services. Our ability to compete successfully will depend upon our marketing efforts, our ability to accurately estimate costs, the quality of the work we perform, our ability to hire and train qualified personnel and the availability of insurance.

Backlog

     Backlog includes anticipated revenue from services on major long-term contracts or continuing service agreements that provide for authorization of funding on a task or fiscal period basis. Excluded from backlog are anticipated revenues from smaller projects done without long-term contracts or service agreements. At year-end 2000, we had approximately $26.4 million of gross revenue backlog compared to $11 million at December 31, 1999.

     New contract awards to our strategically located subsidiaries in the northeast, northwest, southeast and southwest regions of the United States are combined in the total backlog.

     The following major new contracts cover projects from all the subsidiary regions:

     . U.S. Home, various residential home-builder's quality-control services. . Reliant Energy's power generating facilities serving the Houston area energy grid.
     . Frederickson power plant construction located southeast of Tacoma, Washington.
     .  Three major Atlantic City Hotels and Casinos:
          .  Borgata Hotel & Casino
          .  Harrah's Hotel and Casino
          .  MGM Mirage Construction Master Plan Improvement Roadway System
          .  House of Blues in the downtown San Diego Gaslamp District

                            Risks and Uncertainties

Our inability to identify and acquire companies that will expand or complement our business may limit our potential growth.

     One of our primary strategies is to acquire other companies and assets that either complement or expand our existing business. We cannot predict the likelihood of making material acquisitions in the future. Our failure to identify and complete acquisitions may adversely affect our future operations and financial results.

We may not profitably manage additional companies or successfully integrate them into our operations.

     Although we have successfully completed several acquisitions, we cannot assure you that we will profitably manage additional companies or successfully integrate additional companies into our operations. Acquisitions may involve a number of special problems, any of which could materially and adversely affect our operations and financial performance. These problems include:

     .  adverse effects on our reported operating results;
     .  burdens on our management resources and financial controls;
     . dependence on retention and hiring of a small number of key personnel; . unanticipated legal liabilities; and
     .  amortization of acquired intangible assets.

The concentration of ownership of our common stock in our directors and executive officers allows those individuals to influence the election of our directors and effectively control most corporate actions.

     Our current directors and executive officers own more than 60% of our outstanding common stock. Because of this, these individuals have, and will continue to have, the ability to influence the election of our directors and effectively to control most corporate actions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control.

Potential professional liability for structural failure, property damage, personal injury or economic loss may substantially exceed the fees derived from our engineering services.

     Because we advise clients on complicated engineering matters, we are exposed to a risk of professional liability for structural failure, property damage, personal injury and economic loss that may substantially exceed the fees from these services. Though we maintain various insurance policies to attempt to cover these risks, we may not be completely covered for all potential liability. In addition, because customers may require that we maintain liability insurance, the possible unavailability of this insurance could adversely affect our ability to compete effectively.

We may fix prices that are too low for fixed-price contracts or fail to correctly estimate resources required for fixed-price contracts.

     We perform a significant portion of our projects using fixed-price contracts. If we fail to accurately estimate the resources required for a fixed-price project or fail to complete our contractual obligations in a manner consistent with the project plan, our results of operations and business and financial condition could suffer. For example, we may establish a price before the design specifications are finalized that is actually too low to be profitable for us and therefore adversely affects our business and financial condition and results of operations.

We may have to revise plans during the course of a project that will cost us time and resources and may adversely affect our profitability

     We may be required to commit unanticipated additional resources to complete certain projects, which may negatively affect the profitability generated on such projects. We may have to revise project plans during the project or change project managers to ensure projects are completed on schedule. Failure to anticipate these needs could have a material adverse effect on our business, financial condition, and results of operations.

We depend on a limited number of key personnel to manage our company in a way that provides profitability and continued growth.

     We depend on the efforts and abilities of our senior management to manage our company, particularly those of Dickerson Wright and the key officers at our subsidiaries. If we lost any of these key officers it could have a material adverse affect on our business.

Our revenues and profits are subject to seasonal fluctuations.

     Due primarily to inclement weather conditions and an increased number of holidays, our operating results during January, February and December are generally lower than our operating results in other months. This means that our revenues and profits in the quarters ending December 31 and March 31 may be lower than in our other quarters.

Our revenues and profits are subject to fluctuations in the general economic condition of the United States.

     Though we are not particularly susceptible to inflation (see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Inflation"), our revenues and profits could be negatively affected by a downturn in the condition of the United States economy.

A lack of additional financing for acquisitions or internal growth could adversely affect our business.

     We believe that we will have adequate funds available from cash on hand, our operating cash and from the net proceeds of securities offering, if any, to fund our business operations and obligations at least through 2001. However, if additional funds are not available when we need them, your investment in the common stock may be adversely affected because we will not be able to grow through acquisitions or our existing business. This could adversely affect our financial results and therefore cause the trading price of our common stock to decrease. We may be able to issue additional securities or borrow from banks to obtain funds, but if we issue additional shares of our common stock, you will suffer a dilutive effect on your percentage ownership.

If our board of directors issues preferred stock, the value of your securities could decrease.

     Our corporate documents authorize our board of directors to issue shares of preferred stock without the approval of our common stockholders. This means that our board may approve the issuance of preferred stock that would grant dividend preferences, liquidation preferences, voting or other rights to preferred stockholders that are greater than the rights you have as a common stockholder. This also means that our board may issue preferred stock to delay or prevent a change in control, even if a change in control would result in you receiving payment for your shares of common stock above their then current market value.

The services that we provide are subject to intense competition.

     In addition to the thousands of small consulting and testing firms operating in the United States, we compete with several national engineering and consulting firms. Some of our present and future competitors may have greater financial, technical, and personnel resources than we do. We cannot predict the extent of competition that we will encounter in the near future as construction materials testing and engineering, infrastructure, geotechnical and environmental services industries continue to mature and consolidate. Our ability to compete successfully will depend upon our marketing efforts, our ability to accurately estimate costs, the quality of the work we perform, our ability to hire and train qualified personnel and the availability of insurance. See "Business - Competition."

There are significant limitations on the liability of our directors.

     Our amended and restated certificate of incorporation substantially limits the liability of our directors to us and to our shareholders for breach of fiduciary and other duties. See "Indemnification of Officers and Directors."

Forward Looking and Cautionary Statements

     Except for historical information and discussions, statements contained in this Annual Report to Shareholders may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from predictions, including:

     . our ability to continue to develop and market new and innovative services and to keep pace with technological change;
     .  competitive pressures;
     .  our ability to obtain or protect intellectual property rights;
     .  financial condition or results of operations;
     .  quarterly fluctuations in revenues and volatility of stock prices;
     .  our ability to attract and retain key personnel;
     .  customer financing risks;
     .  dependence on certain customers and suppliers;
     . changes in the financial or business condition of our suppliers or customers;
     . our ability to successfully manage acquisitions and alliances; and . legal, political and economic changes and other risks, uncertainties and factors discussed above in "Risks and Uncertainties."

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors
U.S. Laboratories Inc.

We have audited the accompanying consolidated balance sheet of U.S. Laboratories Inc. and its subsidiaries (the "Company") as of December 31, 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000, and the consolidated results of its operations and its cash flows for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

San Diego, California

March 5, 2001

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors
U.S. Laboratories Inc.
San Diego, California

We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of U.S. Laboratories Inc. and subsidiaries for the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of U.S. Laboratories Inc. and subsidiaries, referred to above present fairly, in all material respects, the consolidated results of their operations and their cash flows for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California

February 23, 2000

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                                      CONSOLIDATED BALANCE SHEET
                                                               December 31, 2000

================================================================================

                                       ASSETS


Current assets
 Cash and cash equivalents                                                   $   460,801
 Accounts receivable, net of allowance for doubtful accounts
      of  $606,874                                                             8,456,303
 Unbilled receivables                                                            906,146
 Prepaid expenses and other current assets                                       295,950
                                                                             -----------

       Total current assets                                                   10,119,200

Furniture and equipment, net of accumulated depreciation
      and amortization of $1,892,178                                           1,942,192
Goodwill, net of accumulated amortization of $773,607                          3,616,817
Other assets                                                                     331,961
                                                                             -----------

       Total assets                                                          $16,010,170
                                                                             ===========


                            See accompanying notes.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                                      CONSOLIDATED BALANCE SHEET
                                                               December 31, 2000

================================================================================


                     LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities
 Lines of credit                                                 $ 2,662,218
 Notes payable, current portion                                      499,212
 Accounts payable                                                    913,663
 Accrued liabilities                                               1,962,069
 Deferred income taxes                                               140,000
 Income taxes payable                                                449,296
                                                                 -----------

  Total current liabilities                                        6,626,458


Notes payable, net of current portion                                753,583
                                                                 -----------

      Total liabilities                                            7,380,041

Commitments and contingencies

Stockholders' equity
 Preferred stock, $.01 par value
   5,000,000 shares authorized
   none issued and outstanding
 Common stock, $.01 par value
   50,000,000 shares authorized
   3,301,065 shares issued and outstanding                            33,010
 Treasury stock, at cost
   38,935 shares                                                    (157,423)
 Additional paid-in capital                                        5,860,254
 Deferred compensation                                              (159,900)
 Note receivable from stockholder                                   (140,863)
 Retained earnings                                                 3,195,051
                                                                 -----------


    Total stockholders' equity                                     8,630,129
                                                                 -----------

     Total liabilities and stockholders' equity                  $16,010,170
                                                                 ===========


                            See accompanying notes.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF INCOME
                                   For the Year Ended December 31, 2000 and 1999

================================================================================


                                                          2000             1999
                                                          ----             ----

Revenue                                            $35,188,391      $16,397,060

Cost of goods sold                                  20,134,589        8,242,875
                                                   -----------      -----------

Gross profit                                        15,053,802        8,154,185

Selling, general, and administrative expenses       12,148,103        7,047,988
                                                   -----------      -----------

Income from operations                               2,905,699        1,106,197

  Other (expense) income

Interest expense                                      (270,042)         (90,632)
  Interest income                                       11,483           97,720
  Other, net                                           (63,723)          35,916
                                                   -----------      -----------

   Total other (expense) income                       (322,282)          43,004
                                                   -----------      -----------

Income before provision for income taxes             2,583,417        1,149,201

Provision for income taxes                             878,000          499,000
                                                   -----------      -----------

Net income                                         $ 1,705,417      $   650,201
                                                   ===========      ===========

Basic and diluted earnings per share               $       .53      $       .21
                                                   ===========      ===========

Weighted average shares outstanding                  3,208,565        3,062,810
                                                   ===========      ===========



                            See accompanying notes.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                  For the Years Ended December 31, 2000 and 1999

================================================================================

                                                                                                   Note
                                                                       Additional               Receivable
                                          Common Stock      Treasury    Paid-In      Deferred      From
                                       ------------------                                                     Retained
                                        Shares    Amount     Stock      Capital    Compensation Stockholder   Earnings    Total
                                       --------- -------- ----------- ----------- ------------- ----------- ----------- ----------
Balance, December 31, 1999             3,200,000  $32,000  $(114,088)  $5,218,442  $       ---   $(140,714)  $1,489,634  $6,485,274

Advances to Stockholder                                                                               (149)                    (149)

Issuance of 20,000 treasury shares
for purchase of AGS, Inc.                                     63,613       16,387                                            80,000

Issuance of 15,000 treasury shares
for purchase of Sage Engineering, Inc.                        50,475        9,525                                            60,000

Issuance of common stock                   1,065       10                                                                        10

Purchase of 40,000 shares of
Treasury stock, at cost                                     (157,423)                                                      (157,423)

Deferred compensation related to
stock options/warrants                                                    216,900     (216,900)                                 ---

Amortization of deferred compensation                                                   57,000                               57,000

Issuance of common stock for
purchase of Earth Consultants Inc.       100,000    1,000                 399,000                                           400,000

Net Income                                                                                                    1,705,417   1,705,417
                                       ---------  -------  ---------   ----------    ---------   ---------   ----------  ----------

Balance, December 31, 2000             3,301,065  $33,010  $(157,423)  $5,860,254    $(159,900)  $(140,863)  $3,195,051  $8,630,129
                                       ========= ========  =========   ==========    ========= ===========   ==========  ==========

                            See accompanying notes.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  For the Years Ended December 31, 2000 and 1999

================================================================================

                                                                 2000          1999
                                                                 ----          ----
Cash flows from operating activities
  Net income                                               $ 1,705,417   $   650,201
  Adjustments to reconcile net income to net cash
     provided by operating activities
       Amortization                                            190,028       132,939
       Depreciation                                            582,706       325,441
       Deferred income taxes                                  (505,410)     (177,432)
       Gain (Loss) on sale of furniture and equipment           (7,491)        3,164
       Reissuance of treasury stock                                ---        83,082
  Changes in assets and liabilities, net of effects of
  acquisitions:
   Accounts receivable                                      (1,065,744)   (1,011,045)
   Unbilled receivables                                       (263,630)      (75,117)
   Prepaid expenses and other current assets                   (89,104)      (34,435)
   Other assets                                               (179,138)      (85,436)
   Accounts payable                                           (417,701)       76,255
   Accrued payroll and payroll taxes                         1,450,916        69,609
   Income tax payable                                         (328,138)      (25,245)
                                                           -----------   -----------

    Net cash provided by (used in) operating activities      1,072,711       (68,019)
                                                           -----------   -----------

Cash flows from investing activities
  Purchases of furniture and equipment                        (267,920)     (357,614)
  Acquisitions of businesses, net of cash acquired          (3,957,857)          ---
                                                           -----------   -----------
         Net cash used in investing activities              (4,225,777)     (357,614)
                                                           -----------   -----------

                            See accompanying notes.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  For the Years Ended December 31, 2000 and 1999

================================================================================


                                                         2000            1999
                                                         ----            ----
Cash flows from financing activities
 Decrease in book overdraft                        $        -     $  (125,635)
 Borrowings (repayments) on line of credit, net     2,598,577        (634,103)
 Repayments of notes payable                          (44,665)     (2,080,467)
 Issuance of common stock                                   -       6,000,000
 Due to stockholders (net)                                  -         (81,461)
 Purchase of treasury stock                          (157,423)       (201,927)
 Deferred offering costs                                    -         552,738
 Offering costs                                             -      (1,767,053)
 Advances to stockholder                                 (149)       (140,714)
                                                   ----------     -----------

     Net cash provided by financing activities      2,396,340       1,521,378
                                                   ----------     -----------

        Net increase (decrease) in cash              (756,726)      1,095,745

Cash and cash equivalents, beginning of year        1,217,527         121,782
                                                   ----------     -----------

Cash and cash equivalents, end of year             $  460,801     $ 1,217,527
                                                   ==========     ===========

Supplemental disclosures of cash flow
 information

 Interest paid                                     $  270,042     $    90,632
                                                   ==========     ===========

 Income taxes paid                                 $1,208,484     $   598,482
                                                   ==========     ===========

Supplemental schedule of non-cash investing and financing activities
(1) During the years ended December 31, 2000 and 1999,the Company financed the purchase of equipment of $406,413, and $172,534, respectively, under various note payable agreements.

(2) In the first quarter of 2000, the Company issued treasury stock of $140,000 in connection with the purchase of Sage Engineering Inc. and AGS Inc.

(3) In the fourth quarter of 2000, the Company issued common stock of $400,000 in connection with the purchase of Earth Consultants Inc.


                            See accompanying notes.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the Year Ended December 31, 2000

================================================================================

NOTE 1 - ORGANIZATION AND BUSINESS

    U.S. Laboratories Inc. and its subsidiaries (collectively the "Company") offer engineering and design services, project management, construction quality control, structural engineering and design, environmental engineering and inspection and testing to construction companies and U.S. governmental agencies. The Company operates throughout the United States with facilities in California, New Jersey, Florida, Nevada, Washington and Virginia.

    Acquisitions
    ------------
    In January 2000, the Company purchased the outstanding shares of BTC Laboratories, Inc. for a purchase price of $1,200,000. The Company recorded goodwill of $609,380 in connection with this acquisition.

    In January 2000, the Company purchased substantially all the assets of Stewart Environmental, Inc. for a purchase price of $60,000. In September 2000, the Company and the previous owner of Stewart Environmental Inc., entered into a repurchase agreement for the same amount. At the end of December 2000, the remaining balance due the Company was $13,333.

    In January 2000, the Company purchased substantially all the assets of SAGE Engineering, Inc. for a total purchase price of $110,000, which included 15,000 treasury shares of the Company's common stock. The Company recorded goodwill of $35,145 in connection with this acquisition.

    In February 2000, the Company purchased substantially all the assets of Intertek Technical Services, Inc. for a purchase price of $1,650,000. The Company recorded goodwill of $169,167 in connection with this acquisition.

    In June 2000, the Company acquired certain assets of Moore Consulting for a purchase price of $20,000. The Company recorded no goodwill in connection with this acquisition.

    In November 2000, the Company purchased all the outstanding shares of Earth Consultants Inc. for a total purchase price of $1,600,000, which includes 100,000 shares of the Company's common stock. The Company recorded goodwill of $1,147,000 in connection with this acquisition.

    In November 1999, the Company purchased from a related party the capital stock of The Building Department, Inc. for a purchase price of $30,000. An additional payment of $63,000 was made in January 2000, pursuant to the stock purchase agreement. The Company recorded goodwill of $93,000 in connection with this acquisition.

    In October 1999, the Company purchased substantially all of the net assets and contractual rights of Advanced Geo-Materials Services, Inc. for a purchase price of $257,325. Additionally, 20,000 shares of common stock were issued to the seller in March 2000. The purchase price included various contingent payments.

    The above acquisitions were recorded by the Company under the purchase method of accounting. Goodwill was recorded based on the excess of the purchase price over the fair value of the net assets acquired, and is being amortized over periods not exceeding twenty years.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the Year Ended December 31, 2000

================================================================================


NOTE 1 - ORGANIZATION AND BUSINESS (continued)

    The results of operations of each acquired business have been included in the Company's consolidated statements of income since the respective dates of each acquisition.

    If the acquisitions completed during the year ended December 31, 2000 had occurred on January 1, 1999, the Company's unaudited pro forma revenue would have been $37,753,349 and $29,846,773 for the years ended December 31, 2000 and 1999, respectively. Unaudited pro forma net income and earnings per share for the year ended December 31, 2000, would have been $2,072,713 and $.63, respectively. Unaudited pro forma net income and earnings per share for the year ended December 31, 1999 would have been $740,472 and $.23, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Principles of Consolidation
    ---------------------------

    The consolidated financial statements include the accounts of U.S. Laboratories Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    Cash and Cash Equivalents
    -------------------------
    The Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents.

    Furniture and Equipment
    -----------------------

    Furniture and equipment, including equipment under capital leases, is recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives principally ranging from 3 to 10 years.

    Maintenance, repairs, and minor renewals are expensed as incurred. Expenditures for additions and major improvements are capitalized. Gains and losses on disposals are included as other income (expense) in the statement of income.

    Goodwill
    --------

    Goodwill is amortized over either a 15 or 20 year period. The Company continually evaluates whether events or circumstances have occurred that indicate the remaining estimated value of goodwill might not be recoverable. When factors indicate that the value of goodwill may be impaired, the Company estimates the remaining value and reduces the goodwill to that amount.

    Revenue Recognition
    -------------------

    Revenue from services, including fixed-price and unit-price contracts, is recognized on the cost-to-cost percentage of completion method. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the financial statements. The Company has not experienced any material losses on these contracts. The Company recognizes unbilled work-in-process revenue on a percentage of completion method, which results in the recording of unbilled receivables on the balance sheet. All unbilled receivables are expected to be realized within one year.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the Year Ended December 31, 2000

================================================================================


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    Income Taxes
    ------------

    Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax law and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

    Estimates
    ---------

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Fair Value of Financial Instruments
    -----------------------------------

    For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and other accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for the line of credit and notes payable also approximate fair value because current interest rates and terms offered to the Company for similar long-term debt and capital lease obligations are substantially the same.

    Concentrations of Risk
    ----------------------

    The Company sells products and provides contract services to construction companies, and U.S. Governmental Agencies, primarily in California, Nevada, New Jersey, Virginia, Washington and Florida. It also extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

    Cash accounts at banks are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. The Company's account balances periodically exceed FDIC insurance coverage, and, as a result, there is a concentration of risk related to amounts on deposit in excess of FDIC coverage. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

    Earnings Per Share
    ------------------

    Basic earnings per share are computed by dividing net income to common stockholders by the weighted-average number of common shares outstanding during the accounting period.

    Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the stock options and warrants had been exercised and if the additional common shares were dilutive.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the Year Ended December 31, 2000

================================================================================


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    Stock-Based Compensation
    ------------------------

    The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations ("APB 25") in accounting for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

    Deferred compensation for options/warrants granted to non-employees has been determined in accordance with Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation," and Emerging Issues Task Force ("EITF") 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred charges for option/warrants granted to non-employees are periodically remeasured as the underlying options vest.

    Recently Issued Accounting Pronouncements
    -----------------------------------------

    In June, 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138. This pronouncement is effective for financial statements of companies with fiscal years beginning after June 15, 2000. SFAS No. 133 and SFAS No. 137, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company has adopted SFAS No. 133, as amended, effective January 1, 2001, and does not expect that its implementation will have a material effect, if any, on its interim or annual financial position or results of operations.

    Reclassifications
    -----------------

    The Company has reclassified certain prior year financial statement amounts to conform to its current year presentations.

NOTE 3 - FURNITURE AND EQUIPMENT

    Furniture and equipment at December 31, 2000 consisted of the following:

     Automobile and trucks                             $1,500,860
     Furniture and fixtures                               518,502
     Computer hardware and software                       548,377
     Machinery and equipment                              977,544
     Leasehold improvements                               289,087
                                                       ----------
                                                        3,834,370

     Less accumulated depreciation and amortization     1,892,178
                                                       ----------

                              Total                    $1,942,192
                                                       ==========

    Depreciation and amortization expense for the year ended December 31, 2000 was $582,706.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the Year Ended December 31, 2000

================================================================================


NOTE 4 - LINES OF CREDIT

    In the third quarter of 1999, the Company entered into a $4,000,000 revolving working capital line of credit facility. This working capital line of credit balance was $2,662,231 at December 31, 2000 and expires on July 31, 2001.

    In the third quarter of 1999, the Company entered into a $200,000 capital purchase line of credit facility. This line of credit is used for equipment purchases by the Company and this facility was converted to a five-year term loan during the third quarter, 2000. At December 31, 2000, this capital purchase term loan balance was $186,442.

    In the third quarter of 1999, the Company entered into a $350,000 term loan facility to refinance existing equipment debt. At December 31, 2000, this term loan facility was unused and available for future use.

    In the second quarter of 2000, the Company entered into a $500,000 commercial lease line of credit. This line of credit is used for vehicle financing and at December 31, 2000, this commercial lease line of credit was unused and available for future use.

    All of these credit facilities are secured by the assets of the Company and its subsidiaries and generally bear interest based on the prime rate plus a margin, which ranged from 8% to 10.5% at December 31, 2000.

    The credit agreements require the Company to maintain various financial and other covenants. At December 31, 2000, the Company was in compliance with all its required covenants.

NOTE 5 - NOTES PAYABLE

    Unless stated otherwise, notes payable bear interest at the prime rate at the date of acquisition which ranges from 8% to 10%.

    Notes payable as of December 31, 2000 consisted of the following:


    Acquisition Notes:
    ------------------

     Note payable to former stockholders of Wyman Enterprises, Inc.
        Payable in two annual installments
        of $75,000 beginning March 25, 2001...........................................................   $  150,000

     Note payable to former stockholder of Advanced
        Geo Materials Inc.  Payable in installments commencing
        October 15, 2000..............................................................................       47,490

     Note payable to former stockholder of Sage Engineering
        Inc. Payable in installments commencing
        February 1, 2001..............................................................................       47,687

     Note payable to former stockholders of Earth
        Consultants Inc.  Payable in installments commencing
        November 30, 2001.............................................................................     323,159

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the Year Ended December 31, 2000

================================================================================


NOTE 5 - NOTES PAYABLE (continued)


    Other Notes:
    ------------

    Notes payable to motor credit
      corporations, collateralized by
      equipment.  Monthly payments
      include interest ranging from
      7.75% to 13.5% per annum..................................       498,017

    Note payable to Bank of America.............................
      collateralized by equipment.
      Monthly payments
      starting September 30, 2000...............................       186,442
                                                                    ----------
                                                                     1,252,795

    Less current portion........................................       499,212
                                                                    ----------

    Long term portion...........................................    $  753,583
                                                                    ==========

    The following is a schedule by years of future maturities of long-term debt:

          Year Ending
          December 31,
          ------------

          2001                                       $  499,212
          2002                                          399,109
          2003                                          192,872
          2004                                          132,179
          2005 & thereafter                              29,423
                                                     ----------

                                   Total             $1,252,795
                                                     ==========


NOTE 6 - RELATED PARTY TRANSACTIONS

    Note Receivable from Stockholder
    --------------------------------

    At December 31, 2000 the Company had amounts due from the majority stockholder of $140,863. The total amount is due on September 30, 2005 and is non-interest bearing and is included in Stockholders' Equity.

    In November 1999, the Company purchased from a related party the capital stock of The Building Department Inc. for a purchase price of $30,000. An additional payment of $63,000 was made in the first quarter of 2000.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the Year Ended December 31, 2000
================================================================================

NOTE 7 - COMMITMENTS AND CONTINGENCIES

    Leases
    ------

    The Company has non-cancelable operating leases for its corporate offices and operating facilities. The Company has the option to extend certain leases.

    Future minimum rental commitments under lease agreements with initial or remaining terms of one year or more at December 31, 2000 are as follows:

         Year Ending
         December 31,
         ------------
            2001                               $    732,578
            2002                                    288,917
            2003                                     47,275
                                                 ----------

                                 Total           $1,068,770
                                                 ==========

    Rent expense was $674,100 and $375,614 for the years ended December 31, 2000 and 1999, respectively.

    Claims
    ------

    The Company is involved in various legal and claim proceedings which are incidental to its' business, and in the Company's opinion will not have a material adverse effect upon the Company's financial position.


NOTE 8 - PROFIT SHARING PLAN

    The Company has a voluntary profit sharing plan, which covers substantially all eligible full-time employees who meet the plan requirements. Annual employer contributions are based on a years of service vesting schedule. Employer contributions for the years ended December 31, 2000 and 1999 were $100,000 and $50,072, respectively.

NOTE 9 - INCOME TAXES

    A reconciliation of the expected income tax computed using the federal statutory income tax rate to the Company's effective income tax rate for the years ended December 31, 2000 and 1999 are as follows:

                                                              2000   1999
                                                              ----   ----

         Income tax computed at federal statutory tax rate    34.0%  34.0%
         State taxes, net of federal benefit                   4.9    5.2
         Non-deductible goodwill amortization and other        3.8    4.2
         Research and Development Credits                     (8.7)     0
                                                              ----   ----

             Total                                            34.0   43.4
                                                              ====   ====

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the Year Ended December 31, 2000
================================================================================

NOTE 9 - INCOME TAXES  (continued)

    Significant components of the Company's deferred tax assets and liabilities for income taxes for the years ended December 31, consisted of the following:

                                                            2000        1999
                                                         ----------   ---------
       Deferred tax assets
         State taxes                                     $   63,400   $  67,561
         Other accruals                                      98,700           0
                                                         ----------   ---------
                                                            162,100      67,561

       Deferred tax liabilities
         Change in accounting method-cash to accrual        270,000     363,857
         Depreciation                                        23,000       9,907
         Other                                                9,100           0
                                                         ----------   ---------
                                                            302,100     373,764

           Net deferred tax liability                    $  140,000   $ 306,203
                                                         ==========   =========

    The components of the income tax provision (benefit) for the years ended December 31, are as follows:

                                                            2000        1999
                                                         ----------   ---------
       Current
         Federal                                         $  883,000   $  589,00
         State                                              161,000     124,998
                                                         ----------   ---------
                                                          1,044,000     713,998
                                                         ----------   ---------
       Deferred
         Federal                                           (137,000)   (182,048)
         State                                              (29,000)    (32,950)
                                                         ----------   ---------
                                                           (166,000)   (214,998)
                                                         ----------   ---------

            Total                                        $  878,000   $ 499,000
                                                         ==========   =========

    The Company has amended certain of its previously filed federal and state tax returns from 1996 through 1999 to apply for Research and Development (R&D) Credits available to the Company.

    The Company anticipated a reduction in its overall effective tax rates as a result of these R&D Credits and has recorded this impact through the provision for income taxes in the fourth quarter of 2000. The amount of the adjustment could not be reasonably estimated prior to the end of the current year but became reasonably estimable in the fourth quarter of 2000.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the Year Ended December 31, 2000
================================================================================

NOTE 10 - SEGMENT DISCLOSURE

    The Company has adopted Statement of Financial Accounting of Standards No. 131- Disclosure about Segments of an Enterprise and Related Information ("SFAS 131"). Under the management approach, an entity's reportable segments are determined by the internal organization used by the entity's management for making operating decisions and assessing performance. The Company's business is to provide professional and technical services. The Company provides its services from offices located primarily throughout the United States. In accordance with the provisions SFAS 131, the Company has concluded that its operations may be aggregated into one reportable segment for purposes of this disclosure.

NOTE 11 - STOCKHOLDERS' EQUITY

    STOCK OPTION PLAN

    In 1998, the Board of Directors adopted and approved the 1998 Stock Option Plan (the "Option Plan") under which a total of 500,000 shares of common stock have been reserved for issuance. In June 1999, the Board of Directors and the stockholders approved an increase in the number of shares reserved under the Option Plan to bring the total number of shares reserved to 810,000. Options under this plan may be granted to employees, officers, and directors and consultants of the Company. The exercise price of the options is determined by the Board of Directors, but the exercise price may not be less than 100% of the fair market value on the date of grant. Options vest over periods not to exceed 5 years. As of December 31, 2000, the Company had 665,150 stock options outstanding at an exercise price ranging from $6.00 to $6.60 per share, of which 545,148 stock options were exercisable.

    The Company has adopted only the disclosure provisions of SFAS No. 123. It applies Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock and options/warrants issued to outside third parties. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under its plan consistent with the methodology prescribed by SFAS No. 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below for the years ended December 31, 2000 and 1999:

                                                        2000        1999
                                                       -----        ----
          Net income
            As reported                           $1,705,417    $605,201
            Pro forma                             $1,644,464    $389,887
          Basic earnings per common share
            As reported                           $     0.53    $   0.21
            Pro forma                             $     0.51    $   0.13

    These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before 1995. The fair value of these options was estimated at the date of grant using the Black-Scholes options-pricing model with the following weighted-average

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the Year Ended December 31, 2000
================================================================================

NOTE 11 - STOCKHOLDERS' EQUITY (continued)

    assumptions for the years ended December 31, 2000 and 1999: dividend yields of 0% and 0%, respectively; expected volatility of 51% and 55%, respectively; risk-free interest rates of 5.8% and 6.3%, respectively; and expected lives of four and four years, respectively.

    The weighted-average fair value of options granted during the years ended December 31, 2000 and 1999 was $1.21 and $1.13, respectively, and the weighted-average exercise price was $6.00 and $6.00, respectively.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    The following summarizes the stock option transactions under the stock option plan:

                                                                     Weighted-
                                                      Stock          Average
                                                     Options         Exercise
                                                   Outstanding        Price
                                                   -----------       --------

       Balance, December 31, 1999                    584,500           $6.16
       Granted                                       131,650           $6.00
       Cancelled                                     (51,000)          $6.00
                                                     -------

          Balance, December 31, 2000                 665,150           $6.14
                                                     =======

          Exercisable, December 31, 2000             545,148           $6.06
                                                     =======

    The weighted-average remaining contractual life of the options is 3.92 years at December 31, 2000.

    WARRANTS

    In 1998, the Board of Directors approved the grant of 150,000 stock warrants to certain employees of the Company. The warrants entitle the holder to purchase Company common stock at a price of $6.00 per share. The warrants are exercisable at the earlier of (i) the date on which the closing price of a share of the Company's common stock as reported on the Nasdaq Small-Cap Market is greater than $12.00 or (ii) the date on which the audited consolidated earnings for any fiscal year are at least twice the base period earnings of $841,041. The warrants expire upon termination or November 1, 2001.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the Year Ended December 31, 2000
================================================================================

NOTE 11 - STOCKHOLDERS' EQUITY (continued)

    In prior years, the Company entered into an underwriter warrant agreement in correlation with the Company's IPO to issue warrants to purchase 100,000 units at an initial exercise price of $9.60 per unit. The warrants may be exercised at any time from February 23, 2000 until February 23, 2004, the expiration date. The units consist of one fully-paid and non-assessable share of common stock and one warrant to purchase one share of common stock. The Company determined the relative fair value of the warrants at issuance was not material; accordingly no value has been assigned to these warrants.

    The Company granted warrants to purchase a total of 120,000 shares of common stock at an exercise price of $3.88 per share to a consultant. 70,000 warrants vested immediately, and 50,000 warrants vest on the earlier of (i) the date on which the closing price of a share of stock as reported on the NASDAQ Small-Cap Market is at least $7.00 for three consecutive trading days or (ii) the date on which the Company determines that the value of the services provided to the Company during the term of the agreement is sufficient to justify vesting. These warrants will expire and will not be exercisable on the date five years from the date of grant. Deferred compensation related to these consultant warrants has been recorded as a reduction of stockholders' equity and is being amortized to expense in accordance with Financial Accounting Standards Board Interpretation No. 28 over the vesting period.

    INITIAL PUBLIC OFFERING

    On February 23, 1999, the Company completed an initial public offering to offer up to $6,000,000 worth of shares of common stock consisting of 1,000,000 units at $6.00 per share. Each unit consisted of one share of common stock and one redeemable warrant to purchase one share of common stock at an exercise price of $7.80. The Company generated $4,232,947, net of offering cost.

    TREASURY STOCK

    On November 2, 1999, the Company's Board of Directors authorized a stock repurchase program. The program allows the Company to repurchase up to 100,000 shares of common stock from time to time in connection with employee benefit programs and other corporate purposes.

    As of December 31, 2000, 100,000 shares of the 100,000 authorized shares have been repurchased at a total cost of $359,350.

NOTE 12 - SUBSEQUENT EVENTS

    On March 1, 2001, the Company acquired certain assets of AMEC Earth & Environmental Inc. for a purchase price of $175,000. The Company will record no goodwill in connection with this acquisition.

               Directors and Officers of U.S. Laboratories Inc.



BOARD OF DIRECTORS:                                                OFFICERS:
Dickerson Wright, P.E.                                             Dickerson Wright, P.E.
Chairman of the Board                                              Chief Executive Officer and President

Gary H. Elzweig, P.E.                                              Donald C. Alford
President                                                          Executive Vice President and Secretary
Professional Engineering & Inspection Company, Inc.

Martin B. Lowenthal                                                Mark Baron
Executive Vice President                                           Executive Vice President
U.S. Laboratories Inc.

Donald C. Alford                                                   Gary H. Elzweig, P.E.
Executive Vice President and Secretary                             Executive Vice President
U.S. Laboratories Inc.

Joseph M. Wasilewski, CPA                                          Martin B. Lowenthal
Chief Financial Officer                                            Executive Vice President
U.S. Laboratories Inc.

Mark Baron                                                         Joseph M. Wasilewski, CPA
President                                                          Chief Financial Officer
San Diego Testing Engineers, Inc.

Thomas H. Chapman
Former President
San Diego Testing Engineers, Inc.
James L. McCumber
Chairman, Chief Executive Officer and Founder
McCumber Golf

Robert E. Petersen, CPA
President, Asset Management Group
Vice President,  La Jolla Development Co.

                        General Shareholder Information



Administrative Office:               Investor Relations:
                                     Kehoe, White, Savage & Company, Inc.
U.S. Laboratories Inc.               100 Oceangate
San Diego, California 92111          Long Beach, California 90802
858-715-5800                         562-437-0655
858-715-5811 Facsimile               562-435-8911 Facsimile

www.uslaboratories.com               kehoewhiteco@cs.com
----------------------               -------------------

Legal Counsel:                       Independent Auditors:

Barack Ferrazzano Kirschbaum         Ernst & Young
Perlman & Nagelberg                  501 West Broadway, Suite 1100
Attorneys at Law                     San Diego, California 92101
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606

Registrar and Transfer Agent:        Stock Exchange Listing:
                                     U.S. Laboratories Inc.'s common stock is
                                     traded on the Nasdaq under the symbol USLB.
North American Transfer Co.
147 W. Merrick Road
Freeport, New York 11520

Annual Meeting:                      Investor Inquiries:
June 23, 2001, 10:00 a.m.            Copies of the Company's 2000 Annual Report,
Portofino Bay Hotel                  Form 10-KSB and Exhibits are available free
At Universal Orlando                 of charge upon request.
Orlando, Florida 32819
407-503-1000



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                                      -32-

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                            www.uslaboratories.com